Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CME Group Inc.

Commission File No.: 1-31553

Subject Company: GFI Group Inc.

Commission File No.: 1-34897

Trayport Acquisition Agreement Q&A

1.	Why is CME Group acquiring Trayport?

This acquisition is about global energy growth and in the European energy space in particular.

There is increased demand for risk management as the energy industry deregulates in Europe. Trayport is a successful stand-alone business that we believe puts CME Group at the heart of the European energy markets as they continue to evolve. We are looking to invest and grow what we believe is already a valuable part of the energy sector network.

•	New customers: Trayport gives CME Group stronger relationships with a desirable set of commercial customers. Their front-end is one of the leading screens in the energy sector and allows CME Group to provide useful connectivity for brokers, traders, exchanges and CCPs in Europe. Provision of software services to the increasingly integrated global energy business is a strong business opportunity.

•	Market structure evolution: Trayport has helped its clients to navigate the changing regulatory environment in Europe. And, as CME Group is accustomed to working in highly regulated marketplaces, this helps us meet customer needs even more broadly.

•	Past success: We are an experienced market operator that has a track record of developing technology solutions for third parties. We already work with Trayport today. By linking Trayport’s existing network to CME ClearPort, CME Group has been able to attract significant volume in OTC-cleared coal. We are hoping to promote similar efficiencies and customer benefits for other energy product offerings as we expand our reach in the European energy marketplace.

•	New trading opportunities: Our investment will help expand access to CME Group-listed products and geographies for Trayport clients. Trayport succeeds because it has a number of different IDBs, clearing houses and exchanges connected to it. That will continue, and we think we can make the customer experience even better with further investment.

2.	What will this acquisition mean for brokers using Trayport?

Broker connectivity and pricing is not expected to change.

CME Group has a long history of working closely with the broker community, and our acquisition of Trayport will enhance the Trayport experience overall.

Trayport will continue to offer clearing and execution through the exchanges and clearinghouses connected to the Trayport network.

Brokers will be able to benefit from CME Group’s resources to expand Trayport’s capabilities further for the brokered products.

3.	What will this acquisition mean for exchanges using Trayport, either as a backend or as a distribution channel to traders?

As energy markets continue to change, CME Group recognizes the value of Trayport in providing both technology and distribution to European and Asian exchanges.

Providing neutral access to multiple product offerings, geographies and relevant exchange capabilities is vital to maintaining the support of the energy trading community.

4.	What will this acquisition mean for clearing houses connected to Trayport software?

CME Group intends on maintaining and supporting multiple clearinghouses as part of Trayport’s trading community. We value Trayport’s role as a neutral connectivity provider to exchanges and clearinghouses in Europe and in Asia.

5.	Will GFI Group continue to be a broker on the Trayport network?

The new brokerage led by former GFI Group management will continue to be connected to Trayport’s network.

6.	Which new products/trading opportunities will CME Group distribute through Trayport?

CME Group intends to offer new European energy contracts, cleared on CME Group CE and listed on CME Group Europe in order to be responsive to the needs of our European customers. As an example, in response to customer demand, we are planning to launch European natural gas futures in Q3 2014. That launch would be supported by both the CME Group and Trayport trading infrastructures and client ecosystems.

7.	How does CME Group plan to grow the Trayport platform going forward?

Trayport’s energy focused trading applications, client distribution and integrated exchange and clearing house connections, creates a compelling offering for the energy trading community in Europe and Asia.

As emerging markets de-regulate in power (both in Europe and beyond) and global natural gas develops, new trading opportunities will arise and CME Group will invest and grow the thriving trading ecosystem that Trayport has promoted.

In addition, Trayport’s customers are increasingly moving to a hosted SaaS model, allowing customers to add new users quickly and to take advantage of new features and services (hosted clearing links, access to oil markets, STP into risk systems, trade reporting) with minimal upfront effort. By reducing the friction of adoption, users will have expanded usage of the platform beyond trade entry, creating additional potential for growth.

Trayport is a successful stand-alone business that we believe puts CME Group at the heart of the European energy markets as they continue to evolve.

8.	CME Group has its own trading software called CME Direct. Will Trayport and CME Direct duplicate each other?

No. CME Direct is principally a free front-end used to access CME Group futures and options exclusively - whether they are traded electronically or off exchange through brokers.

In contrast, Trayport operates as a front end to multiple energy OTC & exchange marketplaces with connectivity to multiple clearinghouses.

9.	Who will manage Trayport? What will the governance be?

Trayport will continue to be managed independently, as they are today. (i.e. Trayport maintains a board of directors comprised of members of GFI Group and Trayport senior management. The GFI Group positions will be replaced with members of CME Group senior management to be determined post-closing.)

10.	Will Trayport be integrated into CME Group?

It is envisioned that it will operate as it does today as a standalone business.

11.	How does the acquisition of Trayport increase operational efficiencies for European energy market participants?

The acquisition will offer Trayport customers the benefit of streamlined access to CME Group exchanges and products, along with our pre- and post-trade services, including connectivity to Globex.

12.	What can Trayport clients expect as a result of this acquisition?

Trayport clients should expect continuation of market leading customer service and support, with the addition of new growth opportunities going forward:

•	The existing management team will continue to run the day-to-day management of the business, and the client facing sales teams and customer support staff will remain with the company.

•	There is no anticipated change to the existing commercial agreements.

•	Existing product roadmap will remain intact.

•	Do not anticipate technology infrastructure changes from the client perspective.

•	Trayport to maintain its position as an agnostic ‘Independent Software Vendor (ISV)’ providing full service for customer needs.

13.	Who do I contact for more product information?

For questions about Trayport’s business or for existing clients, please contact your regular account manager at Trayport.

For questions about this transaction or CME Group’s energy business, please contact the CME Group energy team in London:

Martin Fraenkel, Managing Director of International Energy, +44 20 3379 3809

Henrik Hasselknippe, Senior Director of Energy, +44 20 3379 3735

Simon Gadd, Director of Energy, +44 20 3379 3995

Forward-Looking Statements

This communication may contain forward-looking information regarding CME Group Inc. (“CME”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME, GFI Group Inc. (“GFI”), Jersey Partners Inc. (“JPI”) and their respective subsidiaries and affiliates (collectively the “Parties”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of the Parties’ management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; CME may not be able to achieve the expected synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the synergies and benefits than expected; the integration of the Parties’ operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Copies of CME’s 10-K are available online at http://www.sec.gov or on request from the company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

The proposed acquisition of GFI by CME will be submitted to the stockholders of GFI for their consideration. In connection therewith, CME will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of GFI that also constitutes a prospectus of CME. CME and GFI also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ SUCH PROSPECTUS/PROXY STATEMENT AND ANY OTHER SUCH DOCUMENTS, WHEN AVAILABLE, WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Parties without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus/proxy statement can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: CME Shareholder Relations, 20 South Wacker Drive, Chicago, Illinois 60606, (312) 930-1000.

CME and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated April 3, 2014, for its 2014 annual meeting of stockholders. Additional information regarding the interests of potential participants will be included in the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.